Bark, Inc.
221 Canal Street
New York, NY 10013
855 520 2275 T

November 21, 2022

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Alyssa Wall
    Mara Ransom

Re:     Bark, Inc.
Post-Effective Amendment No. 3 to Registration Statement
Filed August 19, 2022
File No. 333-257306

Ladies and Gentlemen:

This letter is submitted on behalf of BARK, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission
(the “Commission”) with respect to the Company’s Post-Effective Amendment No. 3 to Registration
Statement (the “POSAM”), filed August 19, 2022, as set forth in your letter dated August 29, 2022 addressed to Allison Koehler, General Counsel and Secretary (the “Comment Letter”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

Post-Effective Amendment No. 3 to Registration Statement

General

1. We note your amended disclosure in response to comment 1. Please amend you disclosure to describe the nature of the transaction underlying the “1,435,530 other outstanding shares of Common Stock held by the selling stockholders.” In this regard, your explanatory note identifies the private transaction pursuant to which we presume these shares were issued and are being registered for resale.

The Company respectfully advises the Staff that the Company filed Post-Effective Amendment No. 4 to Registration Statement, File No. 333-257306 (“Amendment No. 4”) on November 21, 2022, which clarifies that the 1,435,530 other outstanding shares of common stock of the Company held by the selling stockholders represent shares of common stock of the Company issued to such selling stockholders upon the exercise of assumed warrants held by such selling stockholders.

The original Registration Statement on Form S-1, File No. 333-257306 filed on June 23, 2021 (the “Original Registration Statement”), registered for resale up to 1,897,212 shares of the Company’s common stock issuable upon the exercise of assumed warrants held by former warrant holders of BarkBox, Inc. As disclosed in the Explanatory Note to the POSAM, all such assumed warrants have now been exercised. CTL Vejle IVS, Pinnacle IV, L.P. and Pinnacle V, L.P., each of whom were listed as selling stockholders of shares underlying assumed warrants in the Selling Securityholders section on page 146 of the Original Registration Statement, exercised their respective warrants for a total of 1,435,530 shares of common stock of the Company. None of CTL Vejle IVS, Pinnacle IV,

L.P. and Pinnacle V, L.P. have resold such shares, and as a result their 1,435,530 shares, issued upon exercise of their assumed warrants, remain registered for resale in the POSAM.

The Company has updated the disclosure in Amendment No. 4 to describe that the 1,435,530 other outstanding shares of Common Stock held by the selling stockholders resulted from the above-described exercise of such assumed warrants.

If you should have any questions regarding any of the responses in this letter, please call me at (530) 313-8748.

Sincerely,

/s/ Allison Koehler

Allison Koehler

cc: Matt Meeker